Exhibit 99.177

February 25, 2022

Re: DeFi Technologies Inc.

We consent to the use of our reports to the shareholders of DeFi Technologies Inc. (i) dated March 31, 2021 on the financial statements of DeFi Technologies Inc., which comprise the consolidated statements of financial position as at December 31, 2020 and 2019, and the consolidated statements of operations and comprehensive income (loss), consolidated statements of cash flows and consolidated statements of changes in shareholders equity (deficiency) for the years then ended, and notes to the financial statements, including a summary of significant accounting policies and (ii) dated February 26, 2020 on the financial statements of Routemaster Capital Inc, which comprise the statements of financial position as at December 31, 2019 and 2018, and the statements of operations and comprehensive (loss), statements of cash flows and statements of changes in equity (deficiency) for the years then ended, and notes to the financial statements, including a summary of significant accounting policies, in the Form 40-F to be filed by DeFi Technologies Inc, with Securities and Exchange Commission on EDGAR on February 25, 2022.

McGovern Hurley LLP
/s/ McGovern Hurley LLP
Chartered Professional Accountants
Licensed Public Accountants